

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via E-mail</u>
Lawrence Chimerine
Chief Executive Officer
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362

> **Re: First Transaction Management, Inc.**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed October 27, 2011**
> **File No. 000-27615**

Dear Mr. Chimerine:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended June 30, 2011</u>

<u>Exhibits</u>

1. Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K. Please also check the "yes" box to indicate you have complied with Rule 405 of Regulation S-T.

Lawrence Chimerine
First Transaction Management, Inc.
November 17, 2011
Page 2

        You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202)
551- 3871 if you have questions regarding these comments and related matters.

                                            Sincerely,

                                            /s/Tia L. Jenkins

                                            Tia L. Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel, and
                                            Mining

cc: Raul Silvestre, Esq.
       Silvestre Law Group, P.C.